Exhibit 10.1

August 20, 2013

Thomas R. Fox

2827 North Lakewood Avenue

Chicago, IL 60657

Dear Tom:

On behalf of Angie’s List, Inc. (the “Company”) I am pleased to provide you with the following terms and conditions regarding your employment with the Company:

1.	Employment. In your role as the Company’s Chief Financial Officer, you will report to the CEO along with dotted line reporting responsibility to the Board of Directors, and you agree to devote your full business time, best efforts, skill, knowledge, attention, and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company. Nothing herein, however, shall prohibit you from engaging in civic and charitable activities, provided that such activities do not interfere with the performance of your duties and are not undertaken during business time without prior managerial approval. Any service on the board of directors of a for-profit entity must be approved in advance by the CEO of the Company and will be subject to such conditions as the CEO of the Company may establish. You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company, and any changes therein that may be adopted from time to time by the Company. Your employment will be based out of the Company’s headquarters in Indianapolis, Indiana. Your employment is contingent upon receipt of proof of eligibility to work in the United States and a satisfactory background check. Your employment will begin no later than September 24, 2013.

2.	Base Salary. Your current, annualized base salary is set at $300,000.00, less all applicable taxes and withholdings, payable in installments in accordance with the Company’s regular payroll practices. This base salary may be adjusted from time to time at the sole discretion of the Company, but will not be materially reduced except as part of a programmatic reduction that applies to similarly situated employees.

3.	Guaranteed Bonus for 2013 Fiscal Year. When other executive bonuses for the 2013 fiscal year, if any, are paid in the normal course (expected during the first quarter of the 2014 fiscal year, but no later than March 31, 2014), you will receive a bonus in the guaranteed amount of $150,000.00. You must be an active employee of the Company on the date when such other executive bonuses are paid in order to earn this bonus award.

4.	Annual Discretionary Bonus (Beyond Fiscal Year 2013). Following the end of each fiscal year, excluding the 2013 fiscal year, you will be eligible to receive a retention and performance bonus of a target payment amount of $150,000.00. Any bonus amount you may receive for a given fiscal year (the “Annual Discretionary Bonus”) will be as determined by the Company at its sole discretion and pursuant to its bonus practices and policies as they may exist from time to time. You must be an active employee of the Company on the date any Annual Discretionary Bonus is distributed in order to be eligible for and to earn any such bonus award.

5.	Benefits. You will be afforded the opportunity to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs. Benefits are subject to change at any time at the Company’s sole discretion.

6.	Vacation and Days Off. You will be entitled to that number of days of vacation leave and sick leave per year that you determine is necessary in your reasonable discretion.

7.	Relocation Expenses. The Company shall pay, or reimburse you for, all reasonable and documented relocation expenses, not to exceed $53,000.00, incurred by you related to your relocation to work at the Angie’s List Indianapolis, Indiana campus. If you terminate your employment without Good Reason or are terminated by the Company for Cause prior to October 1, 2015, you will be required to repay the Company the gross amount of any relocation expenses paid or reimbursed pursuant to this Section 7.

8.	Restrictive Covenants.

a.	Proprietary Information. You hereby confirm and reaffirm your obligations to the Company as set forth in the Employee Proprietary Information and Inventions Agreement you previously executed for the benefit of the Company.

b.	Limited Non-Competition During Employment. You agree that during your employment with the Company, you will not, directly or indirectly, (i) have any ownership interest in, work for, advise, consult for, or have any business connection or business relationship with any person or entity that competes with the Company or that is planning to compete with the Company; (ii) recruit, solicit, or encourage, directly or indirectly, any employee of the Company to separate from the Company; (iii) recruit, solicit, or encourage, directly or indirectly, any customer of the Company to cease or curtail its business with the Company; or (iv) directly or indirectly market, sell, or otherwise provide any products or services which are competitive with, or substantially similar to, any product or service produced, sold, or distributed by the Company, to any customer of the Company.

9.	Termination without Cause. In the event that (a) your employment is terminated by the Company without Cause (as defined below), (b) such termination does not occur in the 12-month period following a Change of Control (as defined below), and (c) within sixty (60) days following your termination date you timely execute and do not revoke a separation and release agreement drafted by and satisfactory to the Company (the “Separation Agreement”), the Company will provide you with the following payments (the “Severance Payments”):

a.	Severance pay equal to twelve (12) months of your then current base salary, payable in a lump sum on the Payment Commencement Date (as defined below); and

b.	Should you be eligible for and timely elect to continue receiving group medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq., the Company will, for twelve (12) months immediately following your termination date (or, if shorter, for the period your election remains in effect), reimburse you for the percentage of the coverage premium that the Company then pays on behalf of similarly situated, active employees. The remaining balance of any premium costs shall be paid by you. Reimbursement will be made by the Company in response to an expense report or other evidence of COBRA payments needed by the Company in detail reasonably sufficient for the Company to validate the information and will not be reimbursed until the Payment Commencement Date.

The Severance Payments shall be paid or commence, as applicable, on the sixtieth (60th) day following your date of termination (the “Payment Commencement Date”); provided, however, that if by the 60th day following your date of termination the Severance Agreement has not become binding, then you shall not be entitled to the Severance Payments and the Severance Payments shall not be paid or commence. All Severance Payments shall be subject to the terms and conditions set forth in Paragraph 14 below.

For purposes hereof, “Cause” shall mean a determination by the Company (which determination shall not be arbitrary or capricious) that: (i) you were convicted of, or pled nolo contendere to, a felony (regardless of the nature of the felony), or any other crime involving theft, embezzlement, bribery, dishonesty, fraud, or moral turpitude, (ii) you engaged in or acted with willful misconduct (including, but not limited to, acts of fraud, criminal activity, or professional misconduct) in connection with the performance of your duties and responsibilities to the Company or any of its subsidiaries which was injurious to the Company or any of its subsidiaries, (iii) you acted with recklessness or criminal fraud in the performance of your duties, (iv) you willfully breached any written agreement or obligation to the Company or any of its subsidiaries, or (v) your primary residence is not within central Indiana area within 270 calendar days after your first date of employment.

10.	Termination without Cause or For Good Reason within 12 Months Following a Change of Control. In the event that your employment is terminated by the Company without Cause or by you for Good Reason (as defined below and in accordance with the process set forth below), in each case within the 12-month period following a Change of Control (as defined below), and provided that within sixty (60) days following your termination date you timely execute and do not revoke the Separation Agreement, the Company will provide you with the following payments and benefits (the “Change of Control Benefits”):

a.	Severance pay equal to twenty-four (24) months of your then current base salary, payable in a lump sum on the Payment Commencement Date; and

b.	Should you be eligible for and timely elect to continue receiving group medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq., the Company will, for eighteen (18) months immediately following your termination date (or, if shorter, the period your election remains in effect), reimburse you for the percentage of the coverage premium that the Company then pays on behalf of similarly situated, active employees. The remaining balance of any premium costs shall be paid by you. Reimbursement will be made by the Company in response to an expense report or other evidence of COBRA payments needed by the Company in detail reasonably sufficient for the Company to validate the information and will not be reimbursed until the Payment Commencement Date.

The Change of Control Benefits shall be paid or commence, as applicable, on the Payment Commencement Date. All Change of Control Benefits shall be subject to the terms and conditions set forth in Paragraph 14 below.

For purposes hereof, “Change of Control” means, with respect to the Company, any of the following events: (i) the dissolution, liquidation, or sale of all or substantially all of the business, properties, and assets of the Company, (ii) any reorganization, merger, consolidation, sale, or exchange of securities in which the Company does not survive, (iii) any sale, reorganization, merger, consolidation, or exchange of securities in which the Company does survive and any of the Company’s shareholders have the opportunity to receive cash, securities of another corporation, partnership, or limited liability company and/or other property in exchange for their capital stock of the Company, or (iv) any acquisition by any person or group (as defined in Section 13d of the Exchange Act) of beneficial ownership of more than 50% of the then outstanding shares of the Company’s common stock.

For purposes hereof, the term “Good Reason” shall mean one or more of the following conditions arising without your consent: (i) a material diminution in your base compensation; or (ii) a material diminution in your authority, duties, or responsibilities. To be entitled to terminate your employment for Good Reason, you must (i) provide written notice to the Company of the event or change you consider constitutes “Good Reason” within 30 calendar days following its occurrence, (ii) provide the Company with a period of at least 30 calendar days to cure the event or change, and (iii) if the Good Reason persists following the cure period, actually resign by written resignation letter within 90 calendar days following the event or change.

Notwithstanding anything contained in this letter to the contrary, if your employment is terminated within six (6) months prior to a Change in Control and you reasonably demonstrate that such termination (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control or (ii) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then for all purposes of this Agreement, the date of a Change in Control with respect to you shall mean the date immediately prior to the date of your termination of employment.

To the extent you, acting in good faith, are required to take action to enforce this Paragraph 9 against the Company, the Company shall reimburse you for the reasonable fees of your attorney and reasonable expenses incurred by you to enforce this Paragraph 9 against the Company.

11.	Termination Due to Death or Disability. In the event that your employment is terminated by the Company due to your death or Disability (as defined below), you or your estate, as applicable, shall be entitled to your unpaid base salary through the date of your termination of employment, payable on the regular payday immediately following such termination date. You will not be entitled to any other compensation or consideration, including any bonus not yet paid, that you may have received had your employment with the Company not ceased.

For purposes hereof, “Disability” shall be defined as your inability to perform your job duties by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever) in substantially the manner and to the extent required prior to the commencement of such disability for periods aggregating to 180 days or more, whether or not continuous, within any continuous period of two (2) years.

12.	Termination at Any Time for Cause or Without Good Reason. In the event that your employment is terminated at any time by the Company for Cause or by you without Good Reason, you will be entitled only to your unpaid base salary through the date of your termination of employment, which shall be paid on the regular payday immediately following your termination date. You will not be entitled to any other compensation or consideration, including any bonus not yet paid, that you may have received had your employment with the Company not ceased.

13.	No Conflict. You represent that you are not bound by any employment contract, restrictive covenant, or other restriction preventing you from carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter. You further represent that you will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

14.	At-Will Employment. This letter shall not be construed as an agreement, either expressed or implied, to employ you for any stated term and shall in no way alter the Company’s policy of employment at-will under which both the Company and you remain free to end the employment relationship for any reason, at any time, with or without cause or notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed by a written agreement signed by you and the Chief Executive Officer of the Company that expressly states the intention to modify the at-will nature of your employment.

Similarly, other than as set forth in Paragraphs 8 and 9 above, nothing in this letter shall be construed as an agreement, either expressed or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company. Notwithstanding the foregoing, following your termination of employment with the Company, you will be reimbursed for all reimbursable expenses reasonably incurred in the course of your work for the Company and documented in accordance with the Company’s then current expense reimbursement policies and practices. Any such reimbursements shall be subject to Paragraph 14(e) below.

15.	Section 409A.

a.	It is intended that the payments and benefits provided under Paragraphs 8 and 9 shall be exempt from the application of the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). This letter shall be construed, administered, and governed in a manner that affects such intent. Specifically, any taxable benefits or payments provided under this letter are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A (as described in Treasury Regulation Section 1.409A-1(b)(4)) to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the “separation pay plan” exceptions to Section 409A (as described in Treasury Regulation Section 1.409A-1(b)(9)) to the maximum extent possible and a termination of your employment by the Company without Cause or by you for Good Reason are intended to constitute an “involuntary separation from service” and in turn a “substantial risk of forfeiture” under the meaning of Section 409A.

b.	To the extent a payment to you is deferred compensation under Section 409A, any payments provided to you shall begin only upon the date of your “separation from service” (determined as set forth below), which occurs on or after the date of your termination of employment. If, as of the date of your separation from service from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each of the payments shall be made on the dates and terms set forth in this letter as applicable. If, as of the date of your separation from service from the Company, you are a “specified employee” (within the meaning of Section 409A), then: (i) each of the payments due pursuant to this letter that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined in Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and (ii) each of the payments due pursuant to this letter that is not described in subparagraph (b)(i) above and that would, absent this subsection, be paid within the six-month period following your separation from service from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such payments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent payments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any severance payments and benefits if and to the maximum extent that such payment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-l(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). The determination of whether and when your separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-l(h). Solely for purposes of this subparagraph (b), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-l(h)(3).

c.	All reimbursements and in-kind benefits provided for in this letter shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

d.	With respect to any provision that provides for reimbursement of medical expenses, such provision shall be interpreted in accordance with Treasury Regulation Section 1.409A-1(b)(9)(v)(A).

e.	Notwithstanding anything herein to the contrary, the Company shall have no liability to you or to any other person if the payments and benefits provided pursuant to this letter that are intended to be exempt from or compliant with Section 409A are not so exempt or compliant.

16.

Option Grant or Other Equity Program. If approved by the Company’s board of directors, as of the first day of your employment you will be granted a non-qualified stock option to purchase 180,000 shares of common stock of the Company, which shall vest 1/4th on each of the first four anniversary dates of your first day of employment (subject to accelerated vesting on a Change in Control). The grant will be made pursuant to the Company’s Amended and Restated Omnibus Incentive Plan and will be subject to your prompt execution of the stock option award agreement required by the Company. To the extent the Company has or offers any other equity program, then you will participate in such program in the same manner as other similarly situated employees.

17.	Indemnification. You will be indemnified pursuant to the Company’s standard indemnification agreement that you previously executed.

18.	Pre-Litigation Mediation. You and the Company agree that prior to either party filing a lawsuit regarding any claims under this Agreement or any claims by one party against the other related to your employment with or separation of employment from the Company, we will engage in good faith in pre-litigation mediation pursuant to the then-current rules of the Indiana Supreme Court’s Rules of Court for Alternative Dispute Resolution regarding optional early or pre-litigation mediation. You and the Company agree that neither party will initiate a lawsuit until exhausting such pre-litigation mediation efforts. The only exception to this paragraph is that the Company may seek temporary or preliminary injunctive relief in court regarding your alleged or threatened breach of your obligations described in Paragraph 7 herein.

19.	Choice of Law and Forum. This Agreement shall be interpreted, construed, and governed by the laws of the State of Indiana, regardless of its place of execution or performance. You agree that any cause of action regarding this Agreement shall be brought only in a court having jurisdiction over the Company in Indiana. By this section, you hereby expressly agree to personal jurisdiction over you in such State or Federal Court in Indiana and waive any entitlement you might otherwise have to a transfer of venue under State or Federal rules of procedure.

20.	Entire Understanding; Binding on Successors. This letter supersedes all prior understandings and agreements, whether written or oral, relating to the terms of your employment. This letter shall not be assignable by you. This letter shall be binding upon the successors and assigns of the Company, including any successor in connection with a Change in Control.

If this letter correctly sets forth the terms of your continued employment with the Company, please sign the enclosed duplicate of this letter in the space provided below and return it to me no later than 5:00 p.m. E.D.T. on Wednesday, August 21, 2013.

Sincerely,

Angie’s List

By:	/s/ William S. Oesterle
William S. Oesterle
Chief Executive Officer

The foregoing correctly sets forth the terms of my at-will employment with Angie’s List, Inc. I am not relying on any representations other than those set forth above.

/s/ Thomas R. Fox
Thomas R. Fox